UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD April 1, 1999 to June 30,1999 PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period April 1, 1999 through June 30, 1999.

                                2nd QUARTER 1999
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                             SWEPCO         CPL         PSO          TOTAL
         APRIL                      318         115            1            434
         MAY                        409           0            0            409
         JUNE                       539           0          107            646
                         -------------------------------------------------------

         TOTAL                    1,266         115          108          1,489
                         =======================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                   SWEPCO         CPL         PSO          TOTAL
     DIRECT LABOR -
         APRIL               $41,571.69     $493.05    $2,817.38     $44,882.12
         MAY                 71,021.42     2,166.48       299.06      73,486.96
         JUNE                41,173.83           -      5,329.11      46,502.94
                         -------------------------------------------------------
         TOTAL              $153,766.94   $2,659.53    $8,445.55    $164,872.02
                         =======================================================

     DIRECT MATERIAL -
         APRIL              $253,768.28     $871.87    $2,362.00    $257,002.15
         MAY                  78,944.49    7,594.80         7.35      86,546.64
         JUNE                272,190.46           -    39,082.77     311,273.23
                         -------------------------------------------------------
         TOTAL              $604,903.23   $8,466.67   $41,452.12    $654,822.02
                         =======================================================

     OTHER DIRECT EXPENSES -
         APRIL              ($63,339.99)  $1,688.86  ($52,756.25)  ($114,407.38)
         MAY                  61,052.16  (27,640.85)   42,841.40      76,252.71
         JUNE                (97,072.80)    (865.02)   (5,737.95)   (103,675.77)
                         -------------------------------------------------------
         TOTAL              ($99,360.63)($26,817.01) ($15,652.80)  ($141,830.44)
                         =======================================================

     INDIRECT EXPENSES SHARED ON
     COST RATIO
         APRIL               $76,092.18     $903.71    $5,159.35     $82,155.24
         MAY                 106,577.97    3,253.56       452.16     110,283.69
         JUNE                 52,537.03           -     6,800.03      59,337.06
                         -------------------------------------------------------
         TOTAL              $235,207.18   $4,157.27   $12,411.54    $251,775.99
                         =======================================================

     TOTAL EXPENDITURES
         APRIL              $308,092.16   $3,957.49  ($42,417.52)   $269,632.13
         MAY                 317,596.04  (14,626.01)   43,599.97     346,570.00
         JUNE                268,828.52     (865.02)   45,473.96     313,437.46
                         -------------------------------------------------------
         TOTAL              $894,516.72 ($11,533.54)  $46,656.41    $929,639.59
                         =======================================================


C. COMPUTATION OF
     COST RATIO                SWEPCO         CPL         PSO          TOTAL
     APRIL 1999
         DIRECT LABOR        $41,571.69     $493.05    $2,817.38     $44,882.12
         COST RATIO               92.62%      01.10%       06.28%        100.00%

     MAY 1999
         DIRECT LABOR         71,021.42    2,166.48       299.06     $73,486.96
         COST RATIO               96.64%      02.95%       00.41%        100.00%

     JUNE 1999
         DIRECT LABOR         41,173.83           -     5,329.11     $46,502.94
         COST RATIO               88.54%      00.00%       11.46%        100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 14th day of July, 1999.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ R. Russell Davis
                                    -----------------------------
                                        R. Russell Davis
                                        Controller and
                                        Chief Accounting Officer

                                INDEX TO EXHIBITS




    Exhibit                                                         Transmission
    Number                          Exhibit                            Method


      1            April 1999 statement furnished by SWEPCO to       Electronic
                      PSO and CPL detailing PSO and CPL's rail car charges

      2            May 1999 statement furnished by SWEPCO to         Electronic
                      PSO and CPL detailing PSO and CPL's rail car charges

      3            June 1999 statement furnished by SWEPCO to        Electronic
                      PSO and CPL detailing PSO and CPL's rail car charges